

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 26, 2006

James Ammons
President
Data Call Technologies, Inc.
600 Kenrick, Suite B-12
Houston, TX 77060

> **Re:** **Data Call Technologies, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed June 29, 2006**
> **File No. 333-131948**

Dear Mr. Ammons:

We have reviewed the above filing and your response letter dated June 29, 2006 and we have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked version of the First Amendment to the Form SB-2.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form SB-2

General

1. We note numerous press releases on your website discussing agreements you and your resellers have entered into with companies such as the Hyatt Regency in Atlanta, the Indiana Welcome Center, Caribbean Marketing, Loyola Marymount,

and BAE Systems. We also note a streaming ticker on your homepage that identifies your other clients, such as the Staples Center, Yankee Stadium, 3M, and AT&T Center in Washington, D.C. Revise the Business sections to disclose and summarize the agreements entered into with these companies and the other companies listed on your website at http://www.datacalltech.com/news, identify the clients listed on your homepage, and clarify whether each of these parties are currently paying you subscription fees.

2.   We also note that affiliates of your selling securityholders, such as Mr. Thompson with Ariamedia and Midago, a subsidiary of Ariamedia, have publicly made statements such as "DataCall Technologies is the provider of live content to most of the major Digital Signage providers in the industry." Please revise your Form SB-2 to include the selling securityholders' statements in the prospectus and provide us with objective support for their assertions.

Prospectus Summary, page 5

3.   Disclose the number of customers that pay you subscription fees as of the most recent date practicable.

Risk Factors, page 11

General

4.   Create a new risk factor disclosing that your CFO filed for Chapter 7 bankruptcy in December 2004 and had his debts discharged on April 26, 2005.

"Our Software Could Contain Bugs…," page 16

5.   If material, revise this risk factor to disclose if you have had any problems with bugs in your software to date.

"Our Total Amount of Issued and Outstanding Share Amounts…," page 16

6.   With a view towards further disclosure, tell us whether or not you issued any stock certificates to Mr. Clemens in the past, and if so, whether or not those shares are reflected in the transfer agent's records. In other words, advise us whether the "shares for which [you] have issued stock certificates which may not currently be reflected in [y]our transfer agent's records" includes the 4,500,000 shares that Mr. Clemens claims you owe him.

Legal Proceedings, page 19

7.   Revise to describe the facts underlying the default judgment entered against James Ammons, d/b/a Datacall Wireless Corporation. For instance, summarize the nature of the agreement between Press Association, Inc. and your company, as well as the claims raised by Press Association in the complaint it filed with the County Court at Law. Similarly describe the facts underlying the dispute with Mr. Clemens regarding his claims that you owe shares and other amounts to him in consideration for services he provided and the dispute with former stockholders of QVS.

Business Operations, page 27

8.   We note your expanded discussion regarding the third party video decoder box that is necessary to access your Direct Lynk Messenger service. Disclose the approximate amount that a client must spend to obtain a third party video decoder box. Also describe the nature of any relationships or agreements you have with the marketers that you name, such as MagicBox Aavelin and ChyTV.

Material Contracts, page 29

9.   To the extent your business is substantially dependent upon any of the contracts described in this section, please file the contracts as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-B or tell us why you believe you are not required to do so.

10.   Name the platform developer with whom you entered into an agreement in March 26, 2006. In light of your statement at the end of the relevant paragraph that "[you] have no definitive contract with the platform developer," disclose the nature and terms of the agreement with this party.

Recent Events, page 31

11.   Clarify the nature of the dispute between your company and Sayda Hernandez that led to the settlement agreement between the two parties. With a view towards further disclosure, tell us whether or not the settlement is related to your offer of rescission rights to investors in connection with your possible violation of state and federal securities laws.

Financial Statements

Balance Sheets, pages F-1 and F-8

12.   We understand from your response to comment 36 that the shareholders owning
        the 2,044,000 common shares subject to rescission have all rejected your
        rescission offer; therefore, you do not believe there is any need to establish a
        liability for those shares and those shares should remain as part of equity. We
        also note in the first Risk Factor on page 13 that a rescission offer may not
        terminate a purchaser's right to rescind a sale of securities that was not registered
        under the relevant securities laws, as required. In situations such as this the shares
        subject to rescission should be reported outside of permanent stockholders' equity
        until such time as your shareholders no longer have a right to rescind the shares.
        This presentation is required even though the likelihood of the redemption is
        considered remote.

Exhibits

13.   Please refile the agreement with United Press International filed as exhibit 10.7 to
        include any omitted schedules or exhibits to the contract, or advise us why you
        believe you are not required to do so. For example, include the royalty schedule
        referenced as exhibit 1 to the agreement.

                              *   *   *   *

        Please amend your Form SB-2 in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please file on
EDGAR a cover letter with your amendment that keys your responses to our comments
and provides any requested supplemental information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: David M. Loev
        Via Facsimile: (713) 524-4122